UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Perfumania Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

71376c 10 0

(CUSIP Number)

Matthew C. Dallett

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, MA 02199

(617) 239-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 71376c 10 0

1. Names of Reporting Persons. Arlene Nussdorf

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,189,201

8. Shared Voting Power 0

9. Sole Dispositive Power 2,189,201

10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,189,201

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in Row (11) 23.3%

14. Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

Common stock, $0.01 par value, of Perfumania Holdings, Inc., 251 International Parkway, Sunrise, Florida 33325.

Item 2.	Identity and Background

(a) Name: Arlene Nussdorf

(b) Residence or business address: Quality King Distributors, Inc., 35 Saw Grass Dr. #1, Bellport, NY 11713.

(c) Principal occupation: Vice President of Quality King Distributors, Inc.

(d) Ms. Nussdorf has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Ms. Nussdorf has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America

Item 3.	Source and Amount of Funds or Other Consideration

On August 11, 2008, Perfumania Holdings, Inc. (the “Issuer”) completed its acquisition of Model Reorg, Inc. (“Model Reorg”) when Model Reorg merged into the Issuer’s wholly owned subsidiary, Model Reorg Acquisition LLC (“Model Acquisition”) (the “Merger”). Under the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 21, 2007 and amended on July 8, 2008, by and among the Issuer, Model Reorg, the shareholders of Model Reorg (including Ms. Nussdorf), and Model Acquisition, the Issuer issued to the Model Reorg shareholders 5,900,000 shares of the Issuer’s common stock, including 1,745,444 shares to Ms. Nussdorf, and warrants exercisable for the purchase of 1,500,000 shares of the Issuer’s common stock at an exercise price of $23.94 per share (the “Warrants”), including Warrants exercisable for the purchase of 443,757 shares to Ms. Nussdorf. The Issuer’s shareholders approved the issuance of the shares and Warrants at a special meeting on August 8, 2008.

Item 4.	Purpose of Transaction

Ms. Nussdorf acquired her shares of the Issuer for investment purposes. Ms. Nussdorf intends to continue to review and evaluate her investment in the Issuer and may acquire additional shares or dispose of shares of common stock beneficially owned by her either in the open market, privately-negotiated transactions, or otherwise. The timing of any such acquisitions or dispositions, if made, and the manner in which any such acquisitions or dispositions would be effected will depend on a variety of factors, including, without limitation, market conditions, the trading prices of the common stock, the Issuer’s performance, the availability of alternative investment opportunities, and such other factors as Ms. Nussdorf may consider.

In the Merger, the Issuer issued Warrants to purchase an aggregate of 1,500,000 shares of common stock to the former Model shareholders, including Warrants to purchase 443,757 shares of the Issuer’s common stock to Ms. Nussdorf. Each Warrant will entitle the holder to purchase shares of the Issuer’s common stock at an exercise price of $23.94 per share, payable in cash. The number of shares issuable upon exercise of the

Warrants and the exercise price may be adjusted from time to time to reflect stock splits, stock dividends, combinations, reclassifications, mergers and other recapitalization transactions affecting the Issuer’s common stock.

The Warrants will not be exercisable until the third anniversary of the closing of the Merger, provided that the Warrants will become exercisable earlier in the event of any (a) merger, share exchange or consolidation of the Issuer, (b) sale of all or substantially all of the Issuer’s assets, or (c) tender offer or exchange offer pursuant to which not less than 90% of the then outstanding shares of the Issuer’s common stock are tendered or exchanged for other securities, cash or property, other than any such transaction that does not result in a transfer of majority ownership of the Issuer’s combined voting power or assets. Once exercisable, the Warrants will remain exercisable until the tenth anniversary of the closing of the Merger.

Item 5.	Interest in Securities of the Issuer

Arlene Nussdorf owns 1,745,444 shares of the Issuer’s outstanding common stock. Ms. Nussdorf has sole voting and dispositive power over the shares owned by her. Ms. Nussdorf owns Warrants to purchase 443,757 shares of the Issuer’s common stock.

Giving effect to the exercise of Ms. Nussdorf’s Warrants but not the exercise of any outstanding options, Warrants or convertible securities held by others, Ms. Nussdorf beneficially owns 2,189,201shares (23.3%) of the Issuer’s common stock, assuming 8,959,041 shares of the Issuer’s common stock outstanding, the number reported as outstanding as of August 11, 2008 in the Issuer’s Form 8-K filed with the SEC on August 11, 2008.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

At the closing of the Merger, the Issuer and the Model Reorg shareholders, including Ms. Nussdorf, executed a “piggyback” registration rights agreement (the “Registration Rights Agreement”) under which the former Model Reorg shareholders have the right to require the Issuer, at the Issuer’s expense, to include the shares received in the Merger (but not those issuable upon exercise of the Warrants), and any shares of common stock issued in respect thereof, in certain registration statements that the Issuer may file with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). The shareholders’ registration rights do not apply to registration statements the Issuer files to sell securities (a) issued pursuant to bona fide compensatory arrangements or as consideration for certain acquisitions of businesses or assets or (b) that are solely debt securities or nonconvertible preferred stock, including those issuable upon conversion of such debt securities.

The Registration Rights Agreement contains customary provisions allocating rights and responsibilities in the event the registration involves an underwritten offering and obligating the Issuer and the selling shareholders to indemnify each other against certain liabilities arising from any registration of securities. The Registration Rights Agreement limits the Issuer’s ability to grant superior registration rights to others in the future, except that the Issuer may grant registration rights to persons providing financing and/or selling businesses or assets to the Issuer as long as any such rights are of equal priority and pro rata with the registration rights of the former Model Reorg shareholders.

The right of any former Model Reorg shareholder to request registration pursuant to the Registration Rights Agreement will terminate when that shareholder holds less than the greater of (a) 1% of the outstanding shares of the Issuer’s common stock or (b) the current weekly trading volume of the Issuer’s common stock and is not an affiliate (a control person) with respect to the Issuer.

Warrants

The description of the Warrants set forth in Item 4 above is incorporated herein by reference.

Escrow

The Merger Agreement requires the former Model shareholders, including Ms. Nussdorf, to indemnify the Issuer against certain contingencies relating to Model. The Issuer has retained in escrow 295,000 shares from those issuable to the former Model shareholders, including 87,272 shares issuable to Ms. Nussdorf, in order to secure her indemnification obligations under the Merger Agreement. The Issuer will retain the escrow shares until 30 days after the filing of the Issuer’s first Form 10-K with the Securities and Exchange Commission that includes audited financial statements covering at least six months of operations of the Issuer post-Merger. During that escrow period, the former Model shareholders will be entitled to vote the escrow shares but any dividends, distributions or earnings on the shares will be retained in a bank account and paid only as and when the shares are released from escrow.

Item 7.	Material to be Filed as Exhibits
Exhibit No.	Description

1

Agreement and Plan of Merger, dated as of December 21, 2007, by and among E Com Ventures, Inc., Model Reorg, Inc., the shareholders of Model Reorg, Inc., and Model Reorg Acquisition LLC (“Merger Agreement”) (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed December 21, 2007).

2	First Amendment to Merger Agreement, dated as of July 8, 2008 (Incorporated by reference to the Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed July 11, 2007).

3	Form of Warrant, included as Exhibit A to the Merger Agreement (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed December 21, 2007).

4	Power of Attorney (Incorporated by reference to Exhibit 24 to Ms. Nussdorf’s Form 3 filed August 11, 2008).

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: August 14, 2008

By: /s/ Alfred R. Paliani, attorney-in-fact
Name: Arlene Nussdorf
By: Alfred R. Paliani, attorney-in-fact